SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for February 2008

São Paulo, March 4, 2008 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low-cost low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), today released preliminary passenger statistics for the month of February 2008. Consolidated domestic passenger traffic (RPK) for February 2008 increased 17% and capacity (ASK) increased 38% year-over-year. Domestic consolidated load factor for the month was 62% and international consolidated load factor was 55%. GOL’s total system load factor for the month of February was 60%.

GTA’s domestic passenger traffic (RPK) for February 2008 was 1,428mm and capacity (ASK) was 2,241mm. International passenger traffic (RPK) was 202mm and capacity (ASK) was 259mm. VRG’s domestic passenger traffic (RPK) for February 2008 was 136mm and capacity (ASK) was 292mm. International passenger traffic (RPK) was 357mm and capacity (ASK) was 762mm.

Consolidated Operating Data	February	Fabruary	Change
	2008 *	2007 *	(%)
Total System
ASK (mm) (1)	3,554.2	2,165.1	64.2%
RPK (mm) (2)	2,122.6	1,565.2	35.6%
Load Factor (3)	59.7%	72.3%	-12.6 p.p.
Domestic Market
ASK (mm) (1)	2,533.3	1,837.0	37.9%
RPK (mm) (2)	1,564.3	1,336.6	17.0%
Load Factor (3)	61.7%	72.8%	-11.1 p.p.
International Market
ASK (mm) (1)	1,020.9	328.1	211.2%
RPK (mm) (2)	558.3	228.6	144.2%
Load Factor (3)	54.7%	69.7%	-15.0 p.p.
( * ) February 2008 - preliminary data; final data for February 2007.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

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About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A., Brazil’s low-cost, low-fare airline, offers over 640 daily flights to 60 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A., Brazil’s premium service airline, offers over 140 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 30 daily flights to ten international destinations: Mexico City, in North America; Buenos Aires, Bogota, Caracas and Santiago, in South America; and Frankfurt, London, Madrid, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003-7000, in Brazil; 0810 266 6874, in Argentina; 188 800 300 300, in Chile; 57 1 350 7100, in Colombia; +33 1 7048 0058, in France; +49 1803 33 43 53, in Germany; + 39 023 859 1250, in Italy; 001 800 514 6511, in Mexico; 51 1 221 0275, in Peru; 351 21 424 5165, in Portugal; +34 91 754 7014, in Spain; 1800 468 2744 or 1800 GO VARIG, in the United States and Canada; +44 207 660 0341, in the United Kingdom; 600 2800, in Uruguay; +58 212 202 2811, in Venezuela.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Brazil & Latin America
E-mail: ri@golnaweb.com.br	Ph: (5511) 3169 6967
Site: www.voegol.com.br/ir	E-mail: comcorp@golnaweb.com.br
U.S. & Europe
Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.